UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Preliminary Operating Results for Fiscal Year 2023

On February 7, 2024, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2023. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by KB Financial Group’s independent auditors and are thereby subject to change.

1. Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2023	3Q 2023	% Change Increase (Decrease) (Q to Q)	4Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	18,481,502	18,644,065	(0.87)	8,237,548	124.36
	Cumulative	77,787,623	59,306,121	—	83,435,294	(6.77)
Net operating profit	Specified Quarter	304,173	1,953,108	(84.43)	182,175	66.97
	Cumulative	6,435,319	6,131,146	—	5,289,175	21.67
Profit before income tax	Specified Quarter	271,237	1,909,688	(85.80)	26,963	905.96
	Cumulative	6,170,449	5,899,212	—	5,449,744	13.22
Profit (Loss) for the period	Specified Quarter	217,476	1,341,970	(83.79)	(114,626)	*
	Cumulative	4,563,431	4,345,955	—	3,931,401	16.08
Profit attributable to shareholders of the parent company	Specified Quarter	261,490	1,373,755	(80.97)	114,709	127.96
	Cumulative	4,631,932	4,370,442	—	4,152,992	11.53

Notes: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.
2)	KB Financial Group’s preliminary operating results for the fourth quarter of 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for the fourth quarter of 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.
3)	* indicates that there was a change from a loss in the prior period to a profit in the current period.

2. Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2023	3Q 2023	% Change Increase (Decrease) (Q to Q)	4Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	10,411,048	10,884,265	(4.35)	3,750,861	177.56
	Cumulative	45,032,120	34,621,072	—	49,436,046	(8.91)
Net operating profit	Specified Quarter	474,594	1,363,244	(65.19)	539,767	(12.07)
	Cumulative	4,327,990	3,853,396	—	3,834,989	12.86
Profit before income tax	Specified Quarter	447,856	1,358,670	(67.04)	495,493	(9.61)
	Cumulative	4,229,777	3,781,921	—	3,809,790	11.02
Profit for the period	Specified Quarter	344,200	963,887	(64.29)	207,142	66.17
	Cumulative	3,149,952	2,805,752	—	2,728,307	15.45
Profit attributable to shareholders of the parent company	Specified Quarter	406,127	996,864	(59.26)	445,444	(8.83)
	Cumulative	3,261,499	2,855,372	—	2,996,015	8.86

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3. Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		4Q 2023	3Q 2023	% Change Increase (Decrease) (Q to Q)	4Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,875,997	2,578,987	11.52%	322,973	790.48%
	Cumulative	11,585,140	8,709,143	—	14,270,022	(18.81%)
Net operating profit (loss)	Specified Quarter	68,839	153,053	(55.02%)	(104,282)	*
	Cumulative	680,154	611,315	—	244,995	177.62%
Profit (Loss) before income tax	Specified Quarter	10,585	150,636	(92.97%)	(155,697)	*
	Cumulative	492,761	482,176	—	262,327	87.84%
Profit (Loss) for the period	Specified Quarter	22,483	113,291	(80.15%)	(114,325)
	Cumulative	388,028	365,545	—	194,828	99.16%
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	29,840	112,936	(73.58%)	(114,674)	*
	Cumulative	395,015	365,175	—	193,697	103.93%

Notes: 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for fiscal year 2023, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	* indicates that there was a change from a loss in the prior period to a profit in the current period.

Declaration of Cash Dividends by KB Financial Group

On February 7, 2024, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW 1,530 per common share for a total dividend amount of KRW 579,355,652,250, subject to shareholder approval. Such dividend amount does not include the quarterly cash dividends that have already been paid in fiscal year 2023 (three dividend payments each in the amount of KRW 510 per common share for the first, second and third quarters of fiscal year 2023).

The record date is February 29, 2024 (Korea local time), and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group (the “AGM”). The date of the AGM will be decided and made publicly available upon the resolution of the board of directors of KB Financial Group to convene such meeting.

The contents of the above declaration remain subject to change pending the results of the audit by KB Financial Group’s independent auditors and the approval at the AGM.

The total number of outstanding common shares that are eligible for payment of dividends is 378,663,825 shares as of February 7, 2024. However, such number is subject to change based on the number of outstanding shares as of the record date for the cash dividends.

Declaration of Cash Dividends by Kookmin Bank

On February 6, 2024, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 3,630 per common share, for a total dividend amount of KRW 1,467,896,191,080, subject to shareholder approval.

The record date is December 31, 2023, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 21, 2024.

The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending the results of the audit by Kookmin Bank’s independent auditors and the approval at the annual general meeting of shareholders of Kookmin Bank.

Declaration of Cash Dividends by KB Securities

On February 6, 2024, the board of directors of KB Securities, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 502 per common share, for a total dividend amount of KRW 150,000,000,000, subject to shareholder approval.

The record date is December 31, 2023, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Securities, which is expected to be held on March 21, 2024. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of KB Securities.

The contents of the above declaration remain subject to change pending the results of the audit by KB Securities’ independent auditors and the approval at the annual general meeting of shareholders of KB Securities.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 7, 2024, KB Financial Group reported changes in its revenue and profit as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2023	FY 2022	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	77,787,623,304	83,435,293,877	(5,647,670,573)	(6.77)
- Net operating profit	6,435,318,681	5,289,174,737	1,146,143,944	21.67
- Profit from continuing operations before income tax	6,170,449,035	5,449,743,932	720,705,103	13.22
- Profit for the period	4,563,431,412	3,931,400,944	632,030,468	16.08
Primary reason for the change in revenue/profit	An increase in interest income, primarily due to an increase in the average balance of loan assets, as well as an increase in the overall level of interest rates.
Other Financial Data
- Total assets	715,738,152,145	688,664,826,732
- Total liabilities	656,864,841,714	634,557,026,226
- Total equity	58,873,310,431	54,107,800,506
- Capital stock	2,090,557,685	2,090,557,685
- Total equity / Capital stock ratio (%)	2,816.2	2,588.2

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Financial Group’s independent auditors.
2)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.
4)

The preliminary figures for fiscal year 2023 presented above reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for fiscal year 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

Report of Change in Revenue or Profit of More than 15% (Kookmin Bank)

On February 7, 2024, KB Financial Group reported changes in the revenue and profit of Kookmin Bank as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2023	FY 2022	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	45,032,119,654	49,436,045,706	(4,403,926,052)	(8.9)
- Net operating profit	4,327,990,390	3,834,988,924	493,001,466	12.9
- Profit from continuing operations before income tax	4,229,776,591	3,809,790,245	419,986,346	11.0
- Profit for the period	3,149,952,039	2,728,306,976	421,645,063	15.5
Primary reason for the change in revenue/profit	An increase in interest income, primarily due to an increase in the average balance of loan assets, as well as an increase in the overall level of interest rates.
Other Financial Data
- Total assets	530,012,853,218	517,769,511,972
- Total liabilities	493,464,125,722	484,046,253,090
- Total equity	36,548,727,496	33,723,258,882
- Capital stock	2,021,895,580	2,021,895,580
- Total equity / Capital stock ratio (%)	1,807.6	1,667.9

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Financial Group’s independent auditors.
2)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 7, 2024, KB Financial Group reported changes in the revenue and profit of KB Securities as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2023	FY 2022	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	11,585,140,111	14,270,022,557	(2,684,882,446)	(18.81)
- Net operating profit	680,154,124	244,995,248	435,158,876	177.62
- Profit from continuing operations before income tax	492,761,458	262,326,853	230,434,605	87.84
- Profit for the period	388,027,837	194,827,662	193,200,175	99.16
Primary reason for the change in revenue/profit	An overall increase in business sector performance, including increases in profits from sales and trading activities.
Other Financial Data
- Total assets	61,266,919,886	53,817,409,332
- Total liabilities	54,970,887,868	47,948,618,773
- Total equity	6,296,032,018	5,868,790,559
- Capital stock	1,493,102,120	1,493,102,120
- Total equity / Capital stock ratio (%)	421.7	393.1

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Securities’ independent auditors.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 7, 2024	By:	/s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer